SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. _________________)[1]

CITIGROUP INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

172967101
(CUSIP Number)

January 23, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1 (b)

[x]   Rule 13d-1 (c)

[ ]   Rule 13d-1 (d)

________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 172967101	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Signapore Investment Corporation Pte. Ltd. (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	303,829,480
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	303,829,480
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,829,480(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)    Securities reported by the Government of Singapore Investment Corporation Pte. Ltd. include 261,083,726 shares into which 137,600 shares of 7% non-cumulative convertible preferred stock may be converted, based on an adjusted conversion rate expected to take effect no later than April 15, 2009. The 7% non-cumulative convertible preferred stock may be converted any time at the option of the holder, or at the option of the issuer on or after February 15, 2013, at the applicable conversion rate.

Schedule 13G	Forms

CUSIP NO. 172967101	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 295,906,008
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 295,906,008
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,906,008(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

(1)    Securities reported by the Government of Singapore include 261,083,726 shares into which 137,600 shares of 7% non-cumulative convertible preferred stock may be converted, based on an adjusted conversion rate expected to take effect no later than April 15, 2009. The 7% non-cumulative convertible preferred stock may be converted any time at the option of the holder, or at the option of the issuer on or after February 15, 2013, at the applicable conversion rate.

Schedule 13G	Forms

CUSIP NO. 172967101	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monetary Authority of Singapore (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,923,472
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,923,472
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,923,472
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1 (a).	Name of Issuer:

Citigroup Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Citigroup Inc. 399 Park Avenue New York NY10043 United States

Item 2(a).	Name of Person Filing:

I Government of Singapore Investment Corporation Pte. Ltd. II Government of Singapore III Monetary Authority of Singapore

Item 2(b).	Address of Principal Business Office

I 168, Robinson Road #37-01, Capital Tower Singapore 068912

II, III c/o Government of Singapore Investment Corporation Pte. Ltd. 168, Robinson Road #37-01, Capital Tower Singapore 068912

Item 2(c).	Citizenship:

I, II & III Singapore

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

172967101

Item 3.	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4(a), (b) and (c).  Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
Reporting Person	No of Securities Beneficially Owned (Item 4(a))	Power to Vote		Power to Dispose		Percent of Class(2) (Item 4(b))
		Sole (Item 4(c)(i))	Shared(1) (Item 4(c)(ii))	Sole (Item 4(c)(iii))	Shared(1) (Item 4(c)(iv))
Government of Singapore Investment Corporation Pte. Ltd.	303,829,480(3)	0	303,829,480	0	303,829,480	5.3%
Government of Singapore	295,906,008(4)	0	295,906,008	0	295,906,008	5.2%

Monetary Authority of Singapore	7,923,472	0	7,923,472	0	7,923,472	0.1%

Total(5) (all Reporting Persons)	303,829,480	0	303,829,480	0	303,829,480	5.3%

1               The Government of Singapore Investment Corporation Pte. Ltd. shares power to vote and power to dispose of the 295,906,008 securities beneficially owned by it with the Government of Singapore, shares power to vote and dispose of the 7,923,475 securities beneficially owned by it with the Monetary Authority of Singapore.

2              The percentage holding of each Reporting Person is calculated by dividing the number of securities beneficially owned by each Reporting Person by the sum of 5,449,539,904 shares of the Issuer's common stock outstanding as of September 30, 2008 (the total number of shares outstanding reported by the Issuer in its more recently-filed quarterly report on Form 10-Q) plus 261,083,726 shares of common stock underlying the convertible preferred stock of the Issuer beneficially owned by the Reporting Persons.

3               Securities reported by the Government of Singapore Investment Corporation Pte. Ltd. include 261,083,726 shares into which 137,600 shares of 7% non-cumulative convertible preferred stock may be converted, based on an adjusted conversion rate expected to take effect no later than April 15, 2009. The 7% non-cumulative convertible preferred stock may be converted any time at the option of the holder, or at the option of the issuer on or after February 15, 2013, at the applicable conversion rate.

4               Securities reported by the Government of Singapore include 261,083,726 shares into which 137,600 shares of 7% non-cumulative convertible preferred stock may be converted, based on an adjusted conversion rate expected to take effect no later than April 15, 2009. The 7% non-cumulative convertible preferred stock may be converted any time at the option of the holder, or at the option of the issuer on or after February 15, 2013, at the applicable conversion rate.

5               The reporting persons disclaim membership in a group.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits

1.	Power of Attorney by Minister for Finance, Singapore dated 5 March 1998

2.	Power of Attorney by Monetary Authority of Singapore dated 6 March 1998

(Incorporated by reference to Exhibit No. 1 and 2 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2009	Government of Singapore Investment Corporation Pte. Ltd.
Date

	by	/s/ Celine Loh	/s/ Lim Eng Kok
		Celine Loh	Lim Eng Kok
		Senior Vice President	Vice President

Government of Singapore by Government of Singapore Investment Corporation Pte. Ltd., its attorney-in-fact

by	/s/ Celine Loh	/s/ Lim Eng Kok
	Celine Loh	Lim Eng Kok
	Senior Vice President	Vice President

Monetary Authority of Singapore by Government of Singapore Investment Corporation Pte. Ltd., its attorney-in-fact

by	/s/ Celine Loh	/s/ Lim Eng Kok
	Celine Loh	Lim Eng Kok
	Senior Vice President	Vice President